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                                                                    EXHIBIT 99.2

                   TWO NEW CLASSES OF STOCK FOR PERKIN-ELMER

                                          March   , 1999

Dear Perkin-Elmer Shareholder:

    We are proposing a new financial and operating structure for our Company that we believe will enable us to create maximum value for you, our shareholders. Our proposal is designed to separate the performance of our new Celera Genomics business from that of our well-established PE Biosystems business. In doing so, we will make the managers of each business responsible for maximizing that business's returns. Holders of PE Biosystems Group Stock will benefit from the earnings growth and cash flows provided by that business. Holders of Celera Genomics Group Stock, on the other hand, will benefit from the anticipated success and progress of Celera Genomics' research and development efforts rather than from near-term earnings, since Celera is expected to incur significant losses during its start-up period.

    The creation of two classes of common stock is designed to enhance both the autonomy and the synergies of the two businesses. It will allow each business to focus on its own identity, business strategy, financial model, and culture--while at the same time capitalizing on relationships with the other business.

    This new structure will offer considerable flexibility to you, our shareholders. By enabling you to separately value the PE Biosystems Group Stock and the Celera Genomics Group Stock, it will make it possible for you to invest in either or both stocks--depending on your investment objectives.

    Along with the recapitalization, we are proposing to rename our company "PE Corporation" and to change our state of incorporation to Delaware. We are also proposing two new stock incentive plans to enable the employees of each business to benefit from that business's success.

    This package includes the details of our recapitalization proposal. Some key questions are answered in this brochure, but we urge you to read the enclosed proxy for a complete description of our plan. And most important, we urge you to VOTE. Your Board of Directors has carefully considered this proposal and unanimously recommends that you approve it. Please keep in mind that if you take no action at all, it will count as a vote AGAINST the proposal.

                                          Tony L. White
                                          Chairman, President and Chief
                                          Executive Officer
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                                      Q&A

WHY AM I RECEIVING THIS PROXY STATEMENT?

    We are distributing this proxy statement and prospectus to you in connection with a recapitalization proposal that would result in your current stock being converted into two new classes of common stock. As part of this transaction, we will also change our state of incorporation from New York to Delaware and change our name to "PE Corporation." We are also distributing this proxy statement in connection with related proposals to adopt two new stock incentive plans. We have scheduled a special meeting of our shareholders so that you may consider and vote on these proposals.

WHAT ARE THE NEW COMMON STOCKS?

    The new common stocks consist of the PE Biosystems Group Stock and the Celera Genomics Group Stock.

- The PE Biosystems Group Stock is intended to reflect the separate performance of our established PE Biosystems business, known as the "PE Biosystems Group." PE Biosystems is a world leader in the development, manufacture, sale, and service of instrument systems and associated consumable products for life science research and related applications.

- The Celera Genomics Group Stock is intended to reflect the separate performance of our Celera Genomics business, known as the "Celera Genomics Group." Celera Genomics was formed in August 1998 for the purpose of generating and commercializing genomic information from sequencing the human genome and genomes of other organisms. This information will be used by subscribers to develop new drugs and improve the understanding of interrelationships between genetic variability and disease.

    Investors commonly refer to this type of common stock as "tracking stock," 'targeted stock," or "letter stock," because the stock is intended to "track" or "target" the separate performance of a group of assets or a division of a company. However, the PE Biosystems Group and the Celera Genomics Group are not separate legal entities. Holders of PE Biosystems Group Stock and Celera Genomics Group Stock will be stockholders of a single company. As a result, they will continue to be subject to all of the risks of an investment in our company and all of its businesses, assets, and liabilities. The assets we attribute to one group could be subject to the liabilities of the other group.

WHAT WILL MY EXISTING SHARES REPRESENT IF EVERYTHING TAKES PLACE AS PROPOSED?

    Each share of your existing common stock will be converted into one share of PE Biosystems Stock and one-half of a share of Celera Genomics Stock. Without any further action by you, you will automatically receive a certificate for the Celera Genomics Stock. Your shares of existing stock will represent shares of PE Biosystems Stock unless you request a new certificate for PE Biosystems Stock.

WHEN WILL I RECEIVE MY NEW STOCK CERTIFICATES?

    If everything takes place as proposed, you will receive your stock certificates approximately two to three weeks after the special meeting.

WHEN AND WHERE WILL THE SPECIAL MEETING BE HELD?

    The meeting will be held on April XX, 1999 at 10 a.m. Eastern Time in our auditorium at 50 Danbury Road, Wilton, Connecticut.

WHAT DO I NEED TO DO NOW?

    As a Perkin-Elmer shareholder, you are being asked to vote on the recapitalization and related proposals. We urge you to read the enclosed materials for the details of the proposals. Then, VOTE YOUR SHARES by following the instructions on the enclosed proxy card. Please note that your Board of Directors unanimously recommends that you vote FOR each proposal. If you decide to change your
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vote, you can do so at any time up to and including at the special Perkin-Elmer shareholders meeting on APRIL XX, 1999. The enclosed materials tell you how.

CAN I LATER BUY OR SELL JUST ONE TARGETED STOCK?

    Yes, once the recapitalization has been completed, both PE Biosystems Group Stock and Celera Genomics Group Stock will be traded on The New York Stock Exchange and the Pacific Stock Exchange. PE Biosystems Group Stock will be listed under the symbol "PEB," and Celera Genomics Group Stock will be listed under the symbol "CRA." You will be free to buy and sell each stock independently.

WHERE CAN I GET MORE INFORMATION ABOUT THE RECAPITALIZATION PROPOSAL?

    The enclosed materials explain the proposal in detail. For further clarification, you can also call our Investor Relations Department at (203) 761-5400.